SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                           First Avenue Networks, Inc.
                           ---------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    31865X106
                                 --------------
                                 (CUSIP Number)


                            Richard A. Boehmer, Esq.
                              O'Melveny & Myers LLP
                              400 South Hope Street
                              Los Angeles, CA 90071
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 25, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  31865X106                  13D
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:

     Aspen Partners Series A, a series of Aspen Capital Partners, LP

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     13-4118716
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7        SOLE VOTING POWER

              0
--------------------------------------------------------------------------------
     8        SHARED VOTING POWER

              15,016,628
--------------------------------------------------------------------------------
     9        SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              15,016,628
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,016,628
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                          [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                  13D
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:

     Aspen Capital LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     13-4118715
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7        SOLE VOTING POWER

              0
--------------------------------------------------------------------------------
     8        SHARED VOTING POWER

              15,016,628
--------------------------------------------------------------------------------
     9        SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              15,016,628
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,016,628
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                          [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                  13D
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:

     Aspen Advisors LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     13-4118717
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF, OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7        SOLE VOTING POWER

              0
--------------------------------------------------------------------------------
     8        SHARED VOTING POWER

              22,396,359
--------------------------------------------------------------------------------
     9        SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              22,396,359
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,396,359
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                          [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------

CUSIP NO.  31865X106                  13D
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS:

     Nikos Hecht

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF, OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7        SOLE VOTING POWER

              0
--------------------------------------------------------------------------------
     8        SHARED VOTING POWER

              22,396,359
--------------------------------------------------------------------------------
     9        SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              22,396,359
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,396,359
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                          [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

         The Statement on Schedule 13D dated February 6, 2004 filed by Aspen Partners Series A, a series of Aspen Capital Partners, LP (Aspen Partners), Aspen Capital LLC (Aspen Capital), Aspen Advisors LLC (Aspen Advisors), and Nikos Hecht (each a Reporting Person, and, collectively the Reporting Persons) with respect to the Common Stock, par value $0.001 per share (the Common Stock), of First Avenue Networks, Inc., a Delaware corporation (the Company), and amended by Amendment No. 1 dated March 4, 2004, Amendment No. 2 dated July 8, 2004, Amendment No. 3 dated November 8, 2004 and Amendment No. 4 dated December 16, 2004, as further amended by Amendment No. 5 dated January 19, 2005 filed by the Reporting Persons and Teligent, Inc. (Teligent) and Amendment No. 6 dated February 25, 2005, is hereby further amended with respect to the items set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 7) have the meanings set forth in the Reporting Persons Schedule 13D, as originally filed.

         This Amendment No. 7 is hereby being made to reflect a typographical error pertaining to the number of shares beneficially owned by Aspen Partners as reported in Amendment No. 6.

Item 2. Identity and Background

The information set forth under this item is hereby amended by the addition of the following:

         On February 25, 2005, Teligent distributed to its stockholders the 25,194,647 shares of Common Stock (the Teligent Shares) issued to Teligent pursuant to the Amended and Restated Asset Purchase Agreement dated as of January 13, 2005, by and among the Company, Teligent Services Acquisition, Inc., Teligent Services, Inc. and Teligent. As a result of that distribution, Teligent ceased to own any shares of Company Common Stock and is no longer a Reporting Person as that term is used in this Schedule 13D (Amendment No. 6).

Item 3. Source and Amount of Funds or Other Consideration

The information set forth under this item is hereby amended by the addition of the following:

         The shares of Common Stock acquired by the Reporting Persons and reported in this Schedule 13D (Amendment No. 6) were acquired as a liquidating distribution by Teligent to its stockholders in respect of their holdings of common stock of Teligent.

Item 5. Interest in Securities of the Issuer

The information set forth under this item is hereby amended and restated in its entirety as follows:

         On February 25, 2005, Teligent distributed to its stockholders all of the shares of Company Common Stock acquired by Teligent as the consideration for the Companys acquisition of substantially all of Teligents assets. Aspen Partners and private clients of Aspen Advisors received 10,534,512 Teligent Shares and 6,402,589 Teligent Shares, respectively, as their respective liquidating distributions.

         As of the date of this Schedule 13D (Amendment No. 7), Aspen Partners is the beneficial owner of 15,016,628 shares of the Companys Common Stock, constituting approximately 24.6% of the outstanding shares of Common Stock, based on 59,364,153 shares of Common Stock outstanding, as set forth on the cover page of the Companys Annual Report on Form 10-K for the year ended December 31, 2004. Of the 15,016,628 shares beneficially owned by Aspen Partners, 13,344,488 shares are issued and outstanding and 1,672,140 shares are issuable upon exercise of warrants held by Aspen Partners. As the general partner of Aspen Partners, Aspen Capital may be deemed to share beneficial ownership of all such shares. Aspen Partners and Aspen Capital disclaim any beneficial interest in the shares owned by the accounts managed by Aspen Advisors.

         As of the date of this Schedule 13D (Amendment No. 7), Aspen Advisors is the beneficial owner of 22,396,359 shares of the Companys Common Stock, constituting approximately 36.7% of the outstanding shares of Common Stock. Of the 22,396,359 shares beneficially owned by Aspen Advisors (i) 13,344,488 shares are issued and outstanding and held by Aspen Partners, (ii) 7,379,731 shares are issued and outstanding and beneficially owned by private client accounts of Aspen Advisors, (iii) 1,047,140 shares are issuable upon exercise of Class A Warrants held by Aspen Partners and (iv) 625,000 shares are issuable upon the exercise of New Warrants held by Aspen Partners. Aspen Advisors, as investment manager for Aspen Partners and its private clients, has discretionary investment authority over the Company Common Stock and warrants held by Aspen Partners and the private clients. Mr. Hecht is the managing member of Aspen Capital, the general partner of Aspen Partners and of Aspen Advisors. Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the Common Stock and warrants held by Aspen Partners and the private clients of Aspen Advisors.

         Except as set forth in this Item 5 and in Item 5 of the Reporting Persons Schedule 13D (Amendment No. 5), during the 60 days preceding the filing of this Schedule 13D (Amendment No. 7), none of the Reporting Persons and, to their knowledge, none of the executive officers and directors of the Reporting Persons, has engaged in any transactions in Company Common Stock.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 23, 2005

                                       ASPEN PARTNERS, SERIES A, a series of
                                       ASPEN CAPITAL PARTNERS, LP

                                       By: ASPEN CAPITAL LLC,
                                           its general partner

                                       By: /s/ NIKOS HECHT
                                           ------------------------------------
                                           Name:  Nikos Hecht
                                           Title: Managing Member


                                       ASPEN CAPITAL LLC

                                       By: /s/ NIKOS HECHT
                                           ------------------------------------
                                           Name:  Nikos Hecht
                                           Title: Managing Member


                                       ASPEN ADVISORS LLC

                                       By: /s/ NIKOS HECHT
                                           ------------------------------------
                                           Name: Nikos Hecht
                                           Title: Managing Member


                                       /s/ NIKOS HECHT
                                       -----------------------------------------
                                       Nikos Hecht